

May 9, 2011

Mr. John B. Selvaraj
Principal Accounting Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, Maryland 20814

     RE: **India Globalization Capital, Inc.**
              Forms 10-K & 10-K/A for the Year Ended March 31, 2010
              Forms 10-Q for the Periods Ended June 30, 2010, September 30, 2010 and
              December 31, 2010
              Definitive Proxy Statement on Schedule 14A filed on July 23, 2010
              File No. 1-32830

Dear Mr. Selvaraj:

We have reviewed your response letter dated April 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.


FORM 10-K/A FOR THE YEAR ENDED MARCH 31, 2010


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 7

General

2. We have read your response to prior comment seven.

- You indicate that the individual responsible for consolidation and preparation of your financial statements is located in India. He is a trained accountant with twenty years of accounting experience. He has studied U.S. GAAP accounting over the last three years primarily by working with the outside experts and continues to work closely with our outside U.S. GAAP consultants. He and his team took over the conversion activity from the outside consultants in 2010. Please more fully explain the nature of the time and extent of his involvement with the U.S. GAAP consultants.
- You mentioned that your CFO previously worked for a public company. Please explain his role at this public company. Please tell us how long he worked at this public company. Please tell us whether that company's financial statements were prepared in U.S GAAP. Please provide us with similar information for the other members of your core finance group.
- You indicate that you have recently engaged a large accounting firm on a retainer basis as your accounting advisor. You consult them to seek relevant guidance and technical accounting assistance and when in need of a review of certain disclosures and other related issues. Please provide us with a more robust discussion of the credentials of this large accounting firm and the specifics surrounding your consults subsequent to retaining them.
- In addition, for each accounting firm/consultant, please provide the following:
  - Tell us the specific role of the accounting firm/consultant with regards to the preparation of the financial statements;
  - Tell us whether the accounting firms/consultants are involved in the daily recording of transactions;
  - Tell us whether these accounting firms/consultants are on-site and are essentially performing a record keeping role;
  - Specifically identify the types of procedures that your accounting firms/consultants are providing; and
  - For each accounting firm/consultant identified, please provide us with a robust discussion of the background of the specific employees of the accounting firms/consultants that provide services to the Company. Please tell us specifically about the employees' U.S GAAP experience including whether they worked at a public company or audited public companies. Please also discuss the employees' role and how long they worked in a U.S. GAAP environment.

Management's Discussion and Analysis, page 17

General

3. We have read your response to prior comment nine. You have provided a sensitivity analysis showing the impact on revenues and expense of a 5% change in the exchange rate. As previously requested, please expand MD&A to address how the actual changes in your exchange rate impacted your revenues and expenses for the periods presented.

4. We have read your response to prior comment 10 and have the following additional comments:
   - Under your critical accounting policy for revenue, you simply reiterate your revenue recognition policy as discussed on page F-10 of your financial statements. You disclose that revenue from sales of goods is recognized when substantial risks are rewards of ownership are transferred to the buyer under the terms of the contract. Please revise your disclosure to further clarify when substantial risk and rewards of ownership are transferred to the buyer. Please expand your disclosure to indicate what consideration you gave to SAB 104 in determining when revenue from sales of goods is recognized.
   - With reference to the appropriate authoritative literature, please further expand your critical accounting policies to clarify how you determine your reporting units. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
     o With reference to ASC 350-20-35-33 through 38, identify the reporting unit and your basis for concluding you have only one reporting unit;
     o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     o The amount of goodwill;
     o A description of the assumptions that drive the estimated fair value;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
     o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value;
     o If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination; and
     o Please further clarify why, based on the underlying results of your operations, there have been no material changes to your underlying assumptions. Specifically, please address the fact, as indicated in your response to prior 15, that TBL had a contract for a national highway valued at approximately $24.5 million that was prematurely terminated by the government for various reasons. Clarify when this contract was terminated and how such termination impacted your assumptions underlying your goodwill impairment testing.

5. We have read your response to prior comment 11. Please provide the following:
   - You indicate that the fair value method considers the value of assets such as land and building and discounted cash flows from operating activities. It appears that you are using two separate methods for calculating fair value. Please tell us whether you weight each method used for determining fair value;

- Please confirm that you are not aggregating the results of these separate methods for calculating fair value;
- Please tell us how you have updated and reliable cash flow information for Sricon. In this regard, we note your difficulty in obtaining financial information or participating in the board meetings for Sricon;
- You indicate that your infrastructure business generally operated on margins in the range of 12% to 16%. Please identity your infrastructure business and how that business relates to the underlying business of Sricon which engages in the civil engineering, construction and maintenance of high temperature plants;
- In light of your difficulty in obtaining financial information or participating in the board meetings for Sricon, disclose, and provide to us supplementally, the underlying support you utilized for the assumptions used in determining the present value of existing contracts, as well as expected future contracts that Sricon is likely to win based in its successful bidding history; and
- Please tell is how you determined that it is appropriate to include contracts claims that Sricon has filed in your determination of fair value. Please cite the accounting literature used to support your conclusion.

6. We note your response to prior comment 12. With reference to ASC 350-20-35-33 through 38, please tell us supplementally and expand your disclosures to clarify how you determined that your subsidiary, Techni Bharathi Limited (TBL) is the appropriate level at which to assess goodwill for impairment. In addition, you propose to add disclosure, as indicated on the bottom of page 19 of your response, to the effect that, "Our impairment testing indicates that all of our operating units currently have fair values substantially in excess of their carrying values." Please tell us supplementally and revise your disclosures to clarify what you mean by the term operating units.

7. We have read your response to prior comment 13. Please show us in your supplemental response what your revisions will look like.

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009, page 21

8. We have read your response to prior comment 14. We asked you to discuss your revenue streams related to sales of goods, revenues from construction/projects, revenue from property development and revenue from service related activities. You indicate that you do not have such information. We remind you that Rule 5-03.1 of Regulation S-X requires that you state separately among other items, net sales of tangible products and revenues from services as well as the costs and expenses applicable to costs of tangible goods sold and cost of services. Please provide such information in future filings.

Liquidity and Capital Resources, page 24

9. We have read your response to prior comment 15. You have simply itemized your specific
    working capital changes. Please confirm that you will further explain the nature of the
    contracts you curtailed and how those contracts impacted your historical results of
    operations and address the underlying reasons for the ($4,522,214) change in accounts
    receivable, $1,757,399 change in prepaid expenses and other current assets and the
    $1,508,359 change in accounts payable. Please specifically address the nature of the
    $2,310,734 TBL – new contract claims awarded. Please show us what your revised
    disclosure will look like.

10. We have read your response to prior comment 16. Please specifically address the
    underlying reasons for the ($4,522,214) change in accounts receivable, $1,757,399 change
    in prepaid expenses and other current assets and the $1,508,359 change in accounts payable.
    Please revise your disclosure to provide a more robust explanation of the reasons for the
    changes in the components above.

Financial Statements

Balance Sheets, page F-2

11. We have read your response to prior comment 20. Please confirm that your will revise your
    disclosures to disclose the nature of your $810,890 investment-other caption on your March
    31, 2010 balance sheet.

Consolidated Statements of Comprehensive Income, page F-4

12. We have read your response to prior comment 22. Please confirm that you will include a
    similar disclosure to the table included in your supplemental response in your future filings.

Statement of Cash Flows, page F-6

13. We have read your response to prior comment 24. You indicate that you will amend the
    statement of cash flows for fiscal 2010. Please ensure you address the following:
    - Include an explanatory paragraph in the audit opinion that references the restatement;
    - Include a prominent restatement footnote in the financial statements that describes the
      restatement of statements of cash flows;
    - Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;
    - Update Item 9A. disclosures to include the following:
      o a discussion of the restatement and the facts and circumstances surrounding it,
      o how the restatement impacted the CEO and CFO's original conclusions regarding the
         effectiveness of their disclosure controls and procedures,
      o changes to internal controls over financial reporting, and

       o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-K;
- Filing an Item 4.02 Form 8-K; and
- Label the appropriate columns on your financial statements as restated.

Please also address this comment as it relates to your revisions to diluted earnings per share as indicated in your response to prior comment 21.

Note 1 – Nature of Operations and Basis of Presentation, page F-7

j) Accounts Receivable, page F-11

14. We have read your response to prior comment 27. Please provide the following:
- Given that you have only collected 25% of the receivable amounts as of September 30, 2010, please also tell us how you have determined the collectability of the receivable as of March 31, 2010 and September 30, 2010. Please also tell us how much of this receivable that has been collected to date; and
- Given the sudden regulatory changes in China, please clarify the total revenue recognized and your basis for recognizing these revenues. Please tell us what consideration you gave to SAB 104 in recognizing revenue related to this receivable.

Note 11 – Related Party Transactions, page F-19

15. We have read your response to prior comment 28 and have the following additional comments.
- Please tell us and expand your disclosures to clarify why Sricon has been unwilling to repay its $3.1 million obligation to you as well as what this obligation relates to. Further, clarify when you expect to pursue collection of this receivable in a court of law;
- Given the apparent unwillingness of Sricon to repay this obligation as well as the fact that you intend to pursue collection of this receivable in a court of law, it does not appear appropriate to solely base your assessment of the recoverability of this receivable on Sricon's ability to repay. Please comprehensively reassess and disclose how you determined that the receivable is 100% recoverable or revise to provide an appropriate allowance for doubtful accounts; and
- You also indicated that this receivable does not specify a repayment date. Given that this receivable was related to contracts in the two years ended March 31, 2009, you have not received any payments for this receivable in over a year, and you appear to need to pursue collection of this receivable in a court of law, please reassess the appropriateness of classifying this receivable as current.

Note 18 – Deconsolidation, page F-23

16. We have read your response to prior comment 30 and 31 and have the following additional comments.

- Please provide us a signed and dated copy of the Share Transfer and Repayment of Loan Agreement between ICG Maruitius and Sricon Mauritius;
- Please tell us who initiated the plan to decrease your ownership in Sricon and why such decision was made. Please tell us the nature and timing of underlying negotiations between the Company and Sricon;
- Please explain why Sricon has not been cooperative in providing you current as well as audited historical financial information;
- Please provide us with the most recent Sricon financial information you have obtained. In this regard, we note from your response to prior comment 52 that you are receiving financial information from Sricon on a three month lag. Please clarify why this financial information is not sufficient to provide the summarized financial information of Sricon as required by Rule 8-03(b)(3) of Regulation S-X;
- Please address whether your Form 10-K is considered timely filed given the lack of audited financial statements for Sricon as required by Note 5 to Rule 8-01 of Regulation S-X. Address the need to provide investors with risk factor or other disclosures regarding the lack of these financial statements; and
- Please ask your auditors to comprehensively explain to us how they verified significant amounts in Sricon's financial statements such that they were able to opine on the appropriateness of the Company's receivable from and investment in Sricon.

17. We have read your response to prior comment 32. You indicate that there was no agreement for the decrease in ownership of Sricon at the time of the filing of your Form 10-Q for the quarter ended September 30, 2009 on November 12, 2009. We have the following comments in this regard.
    - With reference to the date you signed the agreement, tell us the stage of the negotiations as of the date you filed your Form 10-Q for the quarter ended September 30, 2009 to support that while there was a possibility of reducing your ownership, it was not deemed probable that your ownership in Sricon would be reduced such that disclosure of this potential agreement was not necessary;
    - As previously requested, and based on the date you signed the agreement and/or the stage of negotiation of signing such agreement, tell us why this information was not necessary for inclusion in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form S-3, file no. 333-124942 filed on January 28, 2010 and February 3, 2010; and
    - It is also not clear how why you did not file an Items 2.01 and 9.01 Form 8-K for the deconsolidation of Sricon when the agreement was finalized. Please tell us the amount of time that elapsed from the date the agreement was finalized to the filing of your Form 10-Q for the quarter ended December 31, 2009.

18. We have read your response to prior comment 33. You indicate that the additional documents needed to complete the audit procedures related to Sricon were subsequently provided. As previously requested, please specifically confirm that the financial statements for Sricon as of March 31, 2010 were made available and were your basis for determining the recoverability of your accounts receivable from and investment in Sricon as of March

31, 2010 as well as your equity in earnings of Sricon for the period subsequent to October 1, 2009. Please clarify if these financial statements were audited and if not your basis for reliance on them.

Note 19 - Income Taxes, page F-24

19. We have read your response to prior comment 34. Given your loss recorded for the year ended March 31, 2010, your loss recorded for the nine months ended December 31, 2010, the uncertainty as to the timing of your contracts executed in June 2010 in the amount of $200 million and in light of your disclosures on page F-11 regarding the sudden regulatory changes in China, we believe you should provide a detailed explanation as to how you determined it is more likely than not that your deferred tax assets are realizable. Please specifically discuss your reliance on future taxable income and how the timing of your new contracts executed in June 2010 may impact your future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Please disclose how you determine that your deferred tax assets are recoverable as of March 31, 2010 and September 30, 2010. Please also confirm that you will revise your disclosures to address how you determined that your deferred tax assets are recoverable.

20. Your rate reconciliation indicates that your effective tax rate was (83)% and 34% for the years ended March 31, 2010 and 2009. However, your effective tax rate computed from the amounts on your statement of operations was (39)% and 89%. Please advise or revise your disclosures accordingly.

Note 20 – Segment Information, page F-27

21. We have read your response to prior comment 36. Please provide the following:
   - It is still not clear how you determined that you have one operating segment. You indicate that the reports received by the CODM comprising a component's operating results on a quarterly or more frequent basis may qualify as a segment. Please tell us whether your CODM reports contain financial information about each of your business components at the entity level. Please provide us with a summary of the CODM reports that are reviewed by your CODM; and
   - Please also tell us what you mean when you say that the CODM is generally not assessing performance or allocating resources at the business component level. It appears that your use of the word "generally" may suggest that he may assess performance at the business level from time to time. Please advise or revise accordingly.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

General

22. Please address the comments above in your interim filings as well.

Consolidated Statements of Operations, page 4

23. We have read your response to prior comment 44. Please confirm that you will provide disclosure regarding the nature of the material components of your other income in periods where the amounts are material.

Note 2 – Significant Accounting Policies

e) Revenue Recognition, page 10

24. We have read your response to prior comment 48. Please provide the following:
    - Please tell us and disclose the types of pre-contracts costs that are deferred and written of over the course of the contract as revenue is earned. Please tell us what consideration you gave to ASC 605-35-25-39 through 41. Please revise your accounting policy accordingly;
    - You indicate that you adjust contract amounts and the related revenues for all change orders. Please revise your disclosure to disclose how you account for approved and unapproved change orders. Please tell us what consideration you gave to ASC 605-35-25-25 through 28; and
    - Please revise your disclosure to indicate how you account for claims on your percentage of completion contracts. Please disclose whether you record the amounts of additional contract revenues relating to claims only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. Refer to ASC 605-35-25-30 through 31.

25. We have read your response to prior comment 49. As previously requested and with reference to the purchase contracts under which you are fulfilling your revenue contracts, please address the appropriateness of recognizing revenue on a gross basis. Please refer to the guidance in ASC 605-45-45.

Note 7 – Goodwill, page 16

26. We have read your response to prior comment 50. You indicate that goodwill was tested for impairment in March 2010 and no impairment existed then. You also indicate that through December 2010, there have been no indicators of changes in TBL's prospects and circumstances to raise any concerns about its goodwill becoming impaired. Please provide us TBL's results of operations for the year ended March 31, 2010 and 2009 as well as the nine months ended December 31, 2010 and 2009 to support your conclusions. In addition and as previously requested, please tell us whether you considered the fact that your current market capitalization is significantly below the book value of your equity, as an indicator of potential impairment of your goodwill.

Note 13 – Deconsolidation, page 17

27. We have read your response to prior comment 51. Based on this most recent information obtained from Sricon, please tell us how you determined that your investment in Sricon of $8.4 million is recoverable. In this regard we note the five factors you highlight as your basis for assessing recoverability of this investment are very global in nature and do not appear to substantiate your conclusion that your investment in Sricon is recoverable. Please provide us with the objective and verifiable information you obtained to support your conclusions.

28. We read your response to prior comment 52. You indicate in your Form 10-Q for the quarter ended December 31, 2010 that since you have not been able to obtain information required for applying the equity method of accounting from the management of Sricon that as of December 31, 2010 you are valuing your investment in Sricon at cost. This appears contrary to the last sentence in your response which states that "Nonetheless, IGC will continue to pursue Sricon's current financial information….so that it can apply the equity method of accounting on a current basis, rather than using information from three months prior." Please clarify.

Liquidity and Capital Resources, page 29

29. We have read your response to prior comment 53. Please provide the following:
   - Given the significant decrease in revenues and the reduction of your banks lines in India to amounts borrowed and outstanding, please explain the impact of these sources of cash from period to period and the impact of these changes on your liquidity and capital resources;
   - You disclosed that your sources of cash will be sufficient to meet your needs over the next calendar year. Given that you used $3.0 million and $2.2 million in operations for the year ended March 31, 2010 and for the nine months ended December 31, 201, please tell us how your projected total cash available will be sufficient to meet your needs over the next calendar year;
   - Please provide the assumptions and estimates used to project that your rock crushers and ore operations will have net profit of $1.0 million and $0.25 million during the next twelve months. Given that you have incurred significant losses during the nine months ended December 31, 2010 and year ended March 31, 2010, please tell us how you determined that your rock crushers and ore operations are projected to produce net profits over the next twelve months; and
   - Please also disclose if you expect any alternative sources of funding to be available in the future.

FORM 8-K FILED ON FEBRUARY 1, 2011

30. We have read your response to prior comment 61. You indicate that the independent auditor did not provide you with a notice that would have required an Item 4.02 8-K under

paragraph (b) of Item 4.02. Please tell us what consideration you gave to paragraph (a) Item 4.02. Given that the financial statements for the year ended March 31, 2010 filed on July 14, 2010 with your initial Annual Report on Form 10-K did not comply with the requirements of Rule 2-02 of Regulation S-X, please tell us what consideration you gave to filing an Item 4.02 8-K. Please specifically address the fact that a qualified opinion is considered to be a substantial deficiency in a SEC filing. If you decide to file an Item 4.02 8-K, please amend your report to include all of the information required by Item 4.02(a) of Form 8-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief